AB 12/2

DD 11/29/13

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SEC Mail Processing Section NOV 27 2013 Washington, DC 124

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10//01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Synergy Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MacArthur Blvd., Suite 230
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rapp — 949-442-7413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3/13

OATH OR AFFIRMATION

I, William Rapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Synergy Partners, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT
Title

See attached KS 11/26/13
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Orange)

On November 26th before me, Kyle Smith, Notary Public
(insert name and title of the officer)

personally appeared William Rapp,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KYLE SMITH
Commission # 1912536
Notary Public - California
Orange County
My Comm. Expires Nov 8, 2014

Signature ______________________ **(Seal)**

Re: Oath or Affirmation
11/26/13

Capital Synergy Partners, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2013

Contents

Capital Synergy Partners, Inc.
Statement of Financial Condition
September 30, 2013

Assets

Cash	
Checking	$ 57,339
Total Cash	57,339
Accounts receivable	42,546
Clearing Broker Deposit	50,000
Prepaid expenses	647
Property and equipment net of depreciation of $2,812	1,684
Total Assets	$ 152,216

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 15,917
Accrued liabilities	1,371
Commission payable	81,846
Total Liabilities	99,134
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized; 8602 shares issued and outstanding)	8,602
Paid in capital	359,628
Retained deficit	(315,148)
Total Shareholder's Equity	53,082
Total Liabilities and Shareholder's Equity	$ 152,216

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Operations
For the Year Ended September 30, 2013

Revenues	
Commissions	$ 1,911,784
Other	33,358
Interest	28
Total Revenues	$ 1,945,170
Expenses	
Bank fees	$ 1,435
Charitable Donations	100
Commission expense	1,659,994
Depreciation	1,404
FINRA fees and licenses	47,440
Insurance	38,725
License & permits	6.261
Meals & entertainment	1,886
Marketing	403
Office expense	6,117
Payroll tax	9,888
Postage	6,493
Professional services	49,874
Rent	18,000
Salaries	104,055
Seminars	2,085
SIPC	4,650
Technology	10,769
Telephone	2,803
Miscellaneous	4,923
Total Operating Expenses	1,977,305
(Loss) Before Tax Provision	(32,135)
Income Tax Provision	800
Net (Loss)	$ (32,935)

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2013

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Deficit	Total Equity
Balance, September 30, 2011	8,000	$ 8,000	$285,230	$(282,213)	$ 11,017
Capital contributions	602	602	74,398		75,000
Net (loss)				(32,935)	(32,935)
Balance, September 30, 2012	8,602	$ 8,602	$359,628	$(315,148)	$ 53,082

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Statement of Changes in Financial Condition
For the Year Ended September 30, 2013

Cash Flows from Operating Activities:	
Net (loss)	$ (32,935)
Depreciation	1,404
Changes in operating assets and liabilities:	
Accounts receivable	29,684
Prepaid expenses	11,538
Loan receivable	385
Accounts payable	7,237
Commission payable	(13,182)
Net cash used by operating activities	4,131
Net increase in cash	4,131
Cash at beginning of year	53,208
Cash at end of year	$ 57,339
Supplemental Information of cash flow information:	
Federal tax	$ 0
State tax	800
Interest paid	$ 0

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Notes to Financial Statements
September 30, 2013

Note 1 – Nature of Business

Capital Synergy Partners, Inc. (CSP) is owned by Andrew A. Holden Family Trust and William Rapp. CSP is registered as a securities broker-dealer conducting a general securities business on a fully disclosed basis as an introducing broker-dealer. CSP provides its clients the ability to purchase and/or sell Mutual Funds, Equities, Bonds, Unit trusts or closed end funds, REITs, exchange traded funds, and Private Placements (Best Efforts only). CSP also offers direct placement products such as limited partnerships, variable life insurance, and variable annuities directly to the general public through registered representatives. CSP also maintains margin accounts and option accounts for its clients. CSP registered representatives will have life insurance licenses in states where appropriate.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3 (k)(2)(ii) (the Customer Protection Rule), CSP conducts business on a fully disclosed basis clearing all transactions through its clearing firm. CSP will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued)

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Property and Equipment – Acquisitions of property and equipment of $1,000 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lease term.

Compensated Absences – Accumulated paid time off is accrued when incurred.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Note 3 – Fair Value (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2012:

Fair Value Measurements on a Recurring Basis
As of September 30, 2013

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$57,339	-	-	$57,339

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2013 consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$20,959	$65,224

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company is subleasing its premises from an affiliated company with a monthly lease payment of $1,500. The Company also pays a Month Service Fee from Commission Accounting ($15 per hour) and IT Services ($20 per hour). In addition the Company is paying management fees to its president in the amount of $20,000 for the year ended 9/30/13.

Note 6 - Concentration of Credit Risk3

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Capital Synergy Partners, Inc.
Notes to Financial Statements
September 30, 2013

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had net capital of $49,876 which was $43,267 in excess of its required net capital of $6,609. The Company's net capital ratio was 2 to 1.

Note 9 – Income Taxes

The Company has a net operating loss to be carried forward of approximately $300,000.

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal	$ 0
State	$ 800

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 11 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end September 30, 2013 through November 25, 2013 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Capital Synergy Partners, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2013

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 53,082
Nonallowable assets - schedule attached	(3,206)
Haircuts	0
Net Capital	$ 49,876
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -6.66% of net aggregate indebtedness	$ 6,609
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 6,609
Excess Capital	$ 43,267
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 7,270
Computation of aggregate Indebtedness	
Total liabilities	$ 99,134
Percentage of aggregate indebtedness to net capital	199%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$ 45,526
Unrecorded liabilities	(615)
Audit adjustment	4,965
Audited Net Capital	$ 49,876

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Non-Allowable Assets
For the Year Ended September 30, 2013

Non-Allowable Assets on	
Accounts receivable	$ 875
Property and equipment	1,684
Prepaid expenses	647
	$ 3,206

See Accompanying Notes to Financial Statements

Capital Synergy Partners, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2013

A computation of reserve requirement is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Capital Synergy Partners, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2013

Information relating to possession or control requirements is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3 (k) (2) (ii).